Exhibit 12.1
Residential Capital Corporation
Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges
      The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Three Months
	Ended March 31,

	2006	2005

	(Dollars in thousands)
Net income	$201,494	$321,795
Income tax expense	137,973	207,055
Interest expense	1,435,369	765,910
Interest portion of rental expense	9,700	8,619

Earnings available to cover fixed charges	$1,784,536	$1,303,379

Fixed Charges:
Interest expense	$1,435,369	$765,910
Interest portion of rental expense	9,700	8,619

Total fixed charges	$1,445,069	$774,529

Ratio of earnings to fixed charges	1.23	1.68